October 5, 2005

Mail Stop 4-6

Ms. Barbara C. Jacobs	Via EDGAR
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Axcess International, Inc. Registration Statement on Form SB-2 Filed August 19, 2005 File No. 333-127685
Dear Ms. Jacobs:
     Please be advised that Axcess International, Inc., in accordance with the Rules of the Commission, hereby requests acceleration of the effective date of our above-referenced SB-2 Registration Statement. We respectfully request that the Commission, under Section 8(a) of the Securities Act of 1933, accelerate the effective date of the SB-2 to Tuesday, October 11, 2005, at 9:00 a.m., Eastern Daylight Time.
     We hereby also acknowledge each of the following:
1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you are agreeably disposed to grant our acceleration request, we ask that you contact the undersigned by telephone (972-250-5979).

Sincerely,

/s/ Alan Griebenow

Alan Griebenow
President/Chief Executive Officer
(Principal Executive Officer)
3208 Commander Drive · Carrollton, Texas 75005 · Phone: 972.407.6080 · Fax: 972.407.9085